

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-mail
W. Randall Fowler
Executive Vice President and Chief Financial Officer
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

> **Re:** **Enterprise Products Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-14323**

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Items 1 and 2. Business and Properties, page 5

Segment Discussion, page 8

1. We note your tables on pages 13, 14, 17, 21, 25, 27, 34, and 35 summarizing your significant assets by reportable segment. Please disclose in future filings, to the extent such information is not already provided in your filing, your accounting treatment for any less than wholly-owned investments. For example, specify if you fully consolidate each majority-owned investment and, in regards to those assets listed on page 13, disclose if you use the equity method or consolidate such interests. For any less than wholly-owned investments that are consolidated, please tell us how you considered guidance such as ASC 810-10-15, 810-10-25, and 810-20-25 in determining that there are no noncontrolling investor rights or other provisions that preclude consolidation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

General Outlook for 2011, page 89

Liquidity Outlook, page 91

2. We note in your second paragraph under this heading that you present "consolidated liquidity" of approximately $2.9 billion as of December 31, 2010, as adjusted for your January 2011 public offerings of $750 million 5-year senior notes and $750 million 30-year senior notes and your February 2011 retirement of $450 million maturing senior notes. We have the following comments:

    •   Please tell us why you believe it is appropriate to adjust your liquidity at December 31, 2010 for only certain events occurring subsequent to that date. In doing so, tell us why your measure of consolidated liquidity subsequent to year end should not include all cash events up to a specific date and, as such, be presented as of that specific date.

    •   It appears you define liquidity as unrestricted cash on hand plus available credit under your revolving credit facilities. If true, please disclose this definition in future filings.

Item 9A. Controls and Procedures, page 125

3. We note the disclosure in the first paragraph of your Management's Annual Report on Internal Control Over Financial Reporting on page 126 that your "management does not represent that [your] disclosure controls and procedures…will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only a reasonable, not an absolute, assurance that the objectives of the control system are met." Please confirm to us and disclose in future filings in this section, if correct, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of Release No. 33-8238 (June 5, 2003).

Item 11. Executive Compensation, page 137

4. We note your disclosure in the first full paragraph on page 142 that your named executive officers are entitled to payments in the event of termination or change-in-control. Please disclose the information required by Item 402(j) of Regulation S-K.

Executive Officer Compensation, page 138

Summary Compensation Table, page 138

5. Please identify and quantify in footnote (4) any compensation for 2010 disclosed in the "All Other Comp." column that is not a perquisite or personal benefit and whose value exceeds $10,000. Please also quantify and disclose in footnote (4) each perquisite or personal benefit for 2010 that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits. See Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K.

Compensation Discussion and Analysis, page 139

6. In the penultimate paragraph on page 140, you disclose that you considered comparative market data, which indicates that you have engaged in benchmarking of total compensation or material elements of compensation. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please include the benchmarking information and identify the component companies. For guidance, see Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

7. We note your disclosure that you do not use any formula or specific performance-based criteria for your named executive officers in determining compensation for services performed; however, it is unclear how you determined the amounts of compensation. Therefore, please describe in greater detail how you determined the amount for each element to pay each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

8. In the last paragraph on page 140, you disclose that individual performance is considered in determining compensation. Please disclose how individual roles and performance factor into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-13

Liquids Exchange Contracts, page F-15

9. We note that you enter into liquids exchange contracts related to the movement of NGLs, crude oil and petrochemical and refined products between parties to satisfy timing and logistical needs of the parties. Please tell us how your valuation of volumes borrowed from and loaned to you at market-based prices, as opposed to using carrying values, complies with paragraphs 3A through 5 of ASC 845-10-25 and paragraphs 3, 15 and 16 of ASC 845-10-30.

Note 9. Investments in Unconsolidated Affiliates, page F-42

10. We note that you sold your 40.6% interest in LE GP, LLC, the general partner of Energy
Transfer Equity LP ("ETE"), in December 2010 and currently only have a 17.5% limited
partner interest in ETE. Based on our review of ETE's Form 10-K for the fiscal year ended
December 31, 2010, we note that LE GP "manages and directs all" of ETE's activities,
including the ability to appoint ETE's executive officers. Please demonstrate to us how you
still have the ability to exercise significant influence over the operating and financial
policies of ETE, such as through representation on the board of directors, participation in
policy-making processes, or through other means.

Note 18. Commitments and Contingencies, page F-79

11. We have reviewed your disclosures regarding your involvement with various litigation
matters and have the following comments:

- To the extent it is reasonably possible you will incur losses in excess of recorded
amounts related to these lawsuits, please provide the applicable disclosures required by
ASC 450-20-50. In particular, please revise future filings, beginning with your next
Form 10-Q, to disclose in aggregate the amount or range of reasonably possible losses in
excess of amounts accrued, disclose that any such reasonably possible losses in addition
to the amount accrued are not material to the financial statements, or disclose that the
amount or range of reasonably possible losses cannot be estimated.

- For those matters for which you cannot estimate a range of reasonably possible losses,
please explain to us the procedures you undertake on a quarterly basis to attempt to
develop a range of reasonably possible loss for disclosure. Please also provide the name
of each case in which the plaintiff has requested, in a public document, a quantified
amount of damages and the amount of such damages. For each of these filings where
the plaintiff has established an upper limit of liability, please explain in detail why a
range of reasonably possible loss cannot be determined.

- You state on page F-79 that you "are not aware of any litigation, pending or threatened,
that we believe is reasonably likely to have a significant adverse effect on our financial
position, results of operations or cash flows." You further disclose on page F-81 that
any litigation developments could have a "material adverse effect on our business,
financial position and results of operations." Please tell us how you define the terms
"reasonably likely," "material adverse," and "significant adverse." It is unclear if you
equate "reasonably likely" with the "reasonably possible" definition in ASC 450 or if the
terms "material adverse" and "significant adverse" represent a higher threshold than the
term "material" as contemplated by SAB Topic 1:M. Please revise this language in
future filings to ensure that your language is consistent with ASC 450 and to provide
information in the context of that which is material to your financial statements, rather
than any variation thereof.

- Although the aforementioned page F-79 disclosure suggests that you do not believe the range of reasonably possible losses for individual claims is quantitatively material to your financial statements, the page F-81 disclosure suggests that it is reasonably possible that individual claims could be material. Please address this apparent inconsistency and, in doing so, tell us if the aggregate range of reasonably possible losses for all matters is material to your financial statements.

- Provide us with the proposed disclosure revisions you intend to include in future filings.

Note 19. Significant Risks and Uncertainties, page F-84

12. Please tell us and consider disclosing in future filings your policies related to accounting for insurance recoveries. In particular, disclose when you recognize the recovery of recorded losses and when you record the anticipated recovery of amounts in excess of such losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551-3427 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief